UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number: 000-29634

FUNDTECH LTD.
(Translation of registrant's name into English)

12 HA’HILAZON STREET, 5TH FLOOR, RAMAT-GAN 52522, ISRAEL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________.

On December 18, 2008, Fundtech Ltd. ("Fundtech" or the "Company") held its Annual Meeting of Shareholders for the 2008 fiscal year (the "2008 Annual Meeting").  All five (5) proposals submitted by Fundtech’s Board of Directors to the Company’s shareholders were approved at the 2008 Annual Meeting, including:

Proposal 1: An amendment to the Articles of Association of the Company (the "Articles") that will (a) permit the election of a maximum of nine (9) directors of the Company, (b) update certain terminology used in the Articles to reflect the terms used in the Israeli Companies Law, 5759-1999 (the “Companies Law”), and (c) remove the obligation to deliver notices of shareholder meetings to individual shareholders, who will instead be informed of meetings pursuant to the Companies Law.

Proposal 2: The election of each of Gideon Argov, Reuven Ben Menachem, Yaffa Krindel, Stanley Stern, Gil Weiser and Peter Radcliffe to serve for a one year term as a director, to hold office until the Company's Annual Meeting of Shareholders in 2009 and until his or her successor is duly elected and qualified (to serve alongside Robert Cobuzzi and Gerald Dogon, two members of the Company's Board of Directors who were not subject to election at the 2008 Annual Meeting and who will continue to serve as external directors of the Company under the Companies Law until the expiration of their terms at the Company's 2010 Annual Meeting of Shareholders).

Proposal 3: An amendment to the Fundtech Ltd. 2005 International Share Option and Restricted Share Plan and the 2005 Israeli Share Option and Restricted Share Plan (the “2005 Stock Plans”) that will increase the aggregate number of shares that may be granted pursuant to such 2005 Stock Plans and the number of ordinary shares of the Company reserved for issuance upon exercise of the shares or options which may be granted pursuant to such 2005 Stock Plans.

Proposal 4: The grant to non-employee directors of the Company, including to the Company’s external directors, of stock options or restricted ordinary shares of the Company.

Proposal 5: The appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm, as auditors for Fundtech for fiscal year 2008 and the authorization of the Audit Committee of the Board of Directors of the Company to set the remuneration for such auditors.

Each of the above described proposals that were approved by the Company’s shareholders was described at length in Fundtech’s 2008 proxy statement, a copy of which was annexed as Exhibit 99.1 to Fundtech's Report on Form 6-K furnished to the Securities and Exchange Commission on December 2, 2008, which is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDTECH LTD.

Date: December 22, 2008	By: /s/ Joseph Aulenti
Name: Joseph Aulenti
Title: Executive Vice President, General Counsel and Secretary